UNITED STATES SECURITIES AND EXCHANGE

COMMISSION

Washington, DC 20549

FORM 5

ANNUAL STATEMENT OF CHANGES

BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities

Exchange Act of 1934, Section 17(a) of the Public

Utility Holding company Act of 1935 or Section 30(f)

of the Investment Company Act of 1940

Check box if no longer subject to Section 16:  [ ]

Form 3 Holdings Reported:  [ ]

Form 4 Transactions Reported:  [ ]

1. Name and Address of Reporting Person(s):	2. Issuer Name and Ticker or Trading Symbol: Supreme Hospitality (SUHO)	5. If Amendment Date of Original:
Lang Larry W. Harrel Davis (Last) (First) (M)	3. I.R.S. Identification Number of Reporting Person: (Voluntary)	6. Relationship of Reporting Person(s) to Issuer: (check if Applicable) X Director 10% Owner Officer Other X Employee
Address: C/O 41919 Skywood Dr. Temecula, CA 92591	4. Statement for Month/Year: December/2001	7. Individual or Joint/Group Reporting: Form Filed By One Reporting Person X Form Filed by More than One Reporting Person

Table I:  Non Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security:	Transaction Date: (Month/Day/Year)	Transaction Code:	Securities Acquired (A) or Disposed of (D) Amount (A) or (D) Price	Amount of Securities Beneficially Owned at the end of Issuer’s Fiscal Year	Ownership Form: Direct (D) Or Indirect (I)	Nature of Indirect Ownership
Common Stock	12/14/2001	P	3,000,000	A	$0.001		D
Common Stock	12/14/2001	P	292,000	A	$2.095		D
Common Stock	12/14/2001	S	1,750,000	D	$1.655		D
Common Stock	12/14/2001	S	1,500,000	D	$0.001	3,002,000	D
Common Stock	12/14/2001	P	1,750,000	A	$1.655		D
Common Stock	12/14/2001	P	239,697	A	$0.150		D
Common Stock	12/14/2001	S	75,000	D	$0.001	1,956,697	D

Table II:

Does not apply

Signatures of Reporting Persons:

/s/  Larry W. Lang

Chairman, Sole Director, President

And Secretary/Treasurer (Principal and

Financial Accounting Officer)

/s/  Harrel Davis

Employee of Supreme Hospitality

Date:  February 13, 2001